July 20, 2010

VIA EDGAR

Mr. Brion Thompson

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:      ING Series Fund, Inc.

            SEC File Nos. 033-41694; 811-06352

Dear Mr. Thompson:

This letter responds to comments provided to Kim Springer on July 8, 2010, for Post-Effective Amendment No. 134 filed on or about May 20, 2010, to the Registration Statement on Form N-1A for ING Series Fund, Inc. (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.	Comment: The Staff requested that the Registrant provide proposed legend disclosure for the summary prospectus before the prospectuses print as it is the Securities and Exchange Commission’s position that the summary prospectus is limited to incorporating by reference the statutory prospectus and the statement of additional information only and not the shareholder reports.

Response: Included below is the Registrant’s legend disclosure for the summary prospectuses:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. For free paper or electronic copies of the Prospectus and other Fund information (including the Statement of Additional Information and most recent financial report to shareholders), go to www.INGFunds.com/literature; email a request to Literature_request@INGFunds.com; call 1-800-992-0180; or ask your salesperson, financial intermediary, or retirement plan administrator. The Fund’s Prospectus and Statement of Additional Information, each dated July 30, 2010, and the audited financial statements on pages              of the Fund’s shareholder report dated March 31, 2010 are incorporated into this Summary Prospectus by reference and may be obtained free of charge at the website, phone number or e-mail address noted above.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

2.	Comment: The Staff requested that in the Annual Fund Operating Expenses table that the administrative services fee not be a separate line item. It requested that since the administrative fee is part of the management fee or other listed expenses, that the administrative fee be a separate “sub” line item of the expense it is a part of.

Response: The Registrant appreciates the comment, but believes that revising the current fee table presentation as suggested would make the table confusing to an investor due to the formatting of the table.

Summary Prospectus - Item 3 – Examples

3.	Comment: The Staff requested that the disclosure in the narrative regarding the examples that reflects the expense limitation agreement and/or waivers be deleted in cases in which a Fund does not have an expense limitation agreement or waiver.

Response: The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table. Additionally, the Registrant notes that a Fund that is not currently the beneficiary of an expense limit/waiver agreement may be in the future. The Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 4 to Item 3.

Summary Prospectus - Item 4 – Investments and Risks

4.	Comment: The Staff requested that the disclosure following the risk disclosure which states that an investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency should be deleted if the Fund is not sold by a bank.

Response: The Registrant prefers to leave the disclosure in the prospectus because the registrant believes that the Funds may be sold through an insured depository institution.

Summary Prospectus - Item 4 – Performance Information

5.	Comment: The Staff requested that the Registrant remove sentences in the narrative preceding the performance charts which state that the Fund’s performance information reflects applicable fee waivers and/or expense limitations in effect, and that absent such fee waivers/expense limitations, if any, performance would have been lower.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

Response: The Registrant appreciates the comment, but believes that deleting that disclosure would make the performance information related to the tables confusing to the investor.

6.	Comment: The Staff requested that the Registrant remove the first footnote following the performance charts that states that the index return does not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response: The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Summary Prospectus - Item 6 – Purchase and Sale of Fund Shares

7.	Comment: The Staff requested that the Registrant remove the second sentence in the narrative which states that generally, purchase and redemption orders for Fund shares are processed at the net asset value next calculated after an order is received by the Fund’s distributor.

Response: The Registrant will remove the language as requested above.

Statutory Prospectus - Item 9

8.	Comment: The Staff believes that the risks should be tied back to which Fund they apply to. The Staff suggested a table or parentheticals after each risk.

Response: The Registrant appreciates the comment, but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Fund. In addition, the third paragraph of the section entitled “Additional Information About the Fund’s Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

9.	Comment: The Staff commented that the Registrant should provide the complete description of a Fund’s principal investment strategies under the section heading “Additional Information About Principal Investment Strategies” and not in the summary prospectus per Item 9(b).

Response: The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses. However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version. Instead, the Registrant may

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus. The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b). The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.” This presentation is also consistent with the Registrant’s previous disclosure of this information and is followed by other funds in the industry.

10.	Comment: The Staff requested that a caption, such as “Additional Risks,” be added to the beginning of the section that describes additional risks that are not included in the Funds’ summaries.

Response: The Registrant will add an “Additional Risks” caption as suggested above.

Fund Specific Comments

All Money Market Funds

11.	Comment: The Staff requested that the Registrant supplementally explain that the Fund is aware of the recent revisions under Rule 2a-7 and that the current Fund disclosure conforms to the new requirements of the rule.

Response: The Registrant is aware of the recent changes to Rule 2a-7 and has conformed its money market funds’ disclosures to reflect the new requirements of the rule.

ING Money Market Funds

12.	Comment: The Staff requested that the Registrant revise the principal investment strategies’ disclosure to clarify that the Fund does not concentrate in any financial services industry or group of related financial services industries other than the domestic commercial banking industry.

Response: The Registrant will revise the current “Concentration” risk to clarify that the Fund does not concentrate in any financial services or industry or group of related financial services industries other than the domestic commercial banking industry.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

13.	Comment: The Staff requested that the Registrant revise the risk disclosure to clarify whether a Fund concentrates in a specific industry, such as banking, or in a sector, such as the financial services sector. That is, the risk disclosure should contain a separate risk for concentration of investments in the domestic commercial banking industry as well as a risk for concentration of investments in the financial services sector.

Response: The Registrant will so revise the risk disclosure.

Brokerage Cash Reserves

14.	Comment: The Staff requested that management fee listed in bold and centered in the middle of the Annual Fund Operating Expenses table not be bold and be justified left.

Response: The Registrant has made the change as noted above.

15.	Comment: The Staff requested that the Registrant revise the principal investment strategies’ disclosure to clarify that the Fund does not concentrate in any financial services industry or group of related financial services industries other than the domestic commercial banking industry.

Response: The Registrant will revise the current “Concentration” risk to clarify that the Fund does not concentrate in any financial services or industry or group of related financial services industries other than the domestic commercial banking industry.

16.	Comment: The Staff requested that the Registrant revise the risk disclosure to clarify whether a Fund concentrates in a specific industry, such as banking, or in a sector, such as the financial services sector. That is, the risk disclosure should contain a separate risk for concentration of investments in the domestic commercial banking industry as well as a risk for concentration of investments in the financial services sector.

Response: The Registrant will so revise the risk disclosure.

Mr. Brion Thompson

U.S. Securities and Exchange Commission

July 20, 2010

U.S. Government Money Market Fund

17.	Comment: The Staff requested that the ticker symbol of the corresponding share classes be added to the covers of the prospectus and SAI, respectively.

Response: The Registrant has not yet requested ticker symbols for the Fund’s share classes as the Fund has not yet “launched” or been made available to the public.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:         Huey P. Falgout, Jr., Esq.

              ING Investments, LLC

              Phillip Newman, Esq.

              Goodwin Procter LLP

ATTACHMENT A

July 20, 2010

VIA EDGAR

Mr. Brion Thompson, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:       ING Series Fund, Inc.

             SEC File Nos. 033-41694; 811-06352

Dear Mr. Thompson:

ING Series Fund, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:       Phillip Newman, Esq.

           Goodwin Procter LLP